EXHIBIT (12)


                             ROHM AND HAAS COMPANY


                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES


                                                          Year Ended December 31,
                                        -----------------------------------------------------------
                                         2000          1999         1998         1997          1996
                                        -----         -----        -----        -----         -----
                                                           (millions of dollars)

Earnings before income taxes            $ 581         $ 464        $ 680        $ 611         $ 530
Fixed charges                             276           196           64           71            75
Capitalized interest adjustment             1             4            5            3            (1)
Undistributed earnings adjustment         (19)           (7)          (2)         (11)           12
                                        -----         -----        -----        -----         -----

     Earnings                           $ 839         $ 657         $747        $ 674         $ 616
                                        =====         =====        =====        =====         =====

Ratio of earnings to fixed charges        3.0           3.4         11.7          9.5           8.2
                                        =====         =====        =====        =====         =====

Note: Earnings consist of earnings before income taxes and fixed charges after eliminating undistributed earnings of affiliates and capitalized interest net of amortization of previously capitalized interest. Fixed charges consist of interest expense, including capitalized interest, and amortizaton of debt discount and expense on all indebtedness, plus one-third of rent expense deemed to represent an interest factor.